UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq Notification

Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (the “Company”) announced that the Company has received written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated August 14, 2024 (the “Notice”), indicating that for the last 32 consecutive business days, the closing bid price for the Company’s ordinary shares was below the US$1.00 per share minimum bid price set forth by Nasdaq Listing Rule 5450(a)(1).

The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 days, or until February 10, 2025, to regain compliance with the minimum bid price requirement by having the closing bid price of the Company’s ordinary shares meet or exceed $1.00 per share for at least ten consecutive business days.

The Notice has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade on The Nasdaq Global Select Market under the symbol “MAXN”. The Company is monitoring the closing bid price of its ordinary shares and is considering implementing available options to regain compliance with the minimum bid price requirement. If the Company does not regain compliance by February 10, 2025, the Company may be afforded an additional 180 calendar day period to regain compliance.

For purposes of this Form 6-K, you don’t need to get into the details of seeking shareholder approval for the reverse stock split.

Incorporation By Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated outcome of the litigation. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 20, 2024	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer